Filed Pursuant to Rule 433
Registration No. 333-184617

November 2, 2012

Pricing Term Sheet

Kennametal Inc.

$400,000,000 2.650% Senior Notes due 2019

Issuer:	Kennametal Inc.

Format:	SEC Registered

Principal Amount:	$400,000,000

Security Type:	Senior Notes

Maturity Date:	November 1, 2019

Coupon:	2.650%

Price to Public:	99.867%

Yield to Maturity:	2.671%

Spread to Benchmark Treasury:	T+150 bps

Benchmark Treasury:	1.250% due October 31, 2019

Net Proceeds to Issuer (after deducting underwriting discounts/commissions but before estimated offering expenses):	$396,968,000

Use of Proceeds:	Repayment of outstanding indebtedness under credit facility and an uncommitted line of credit and for general corporate purposes.

Interest Payment Dates:	May 1 and November 1, beginning on May 1, 2013

Optional Redemption:	The notes will be redeemable at the Issuer’s option at any time, in whole or in part. If the notes are redeemed before the date that is one month prior to maturity, the redemption price will equal the greater of par or the make-whole (Treasury Rate plus 25 bps), in each case plus accrued and unpaid interest to the redemption date.

If the notes are redeemed on or after the date that is one month prior to maturity, the redemption price will equal par, plus accrued and unpaid interest to the redemption date.

Trade Date:	November 2, 2012

Settlement Date:	November 7, 2012

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	489170 AD2 / US489170AD20

Expected Ratings*:	Baa2 (Stable) Moody’s Investors Service, Inc.

BBB (Stable) Standard & Poor’s Ratings Services

BBB (Stable) Fitch Ratings Ltd.

Joint Bookrunners:	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

RBS Securities Inc.

Managers:	PNC Capital Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Co-Managers:	HSBC Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or RBS Securities Inc. toll free at (866) 884-2071.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Kennametal Inc. on November 2, 2012 relating to its prospectus dated October 26, 2012.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.